UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of November 2011

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office
Kong Gang San Lu, Number 88
Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date November 14, 2011	By	/s/ Luo Zhuping
Name: Luo Zhuping
Title: Director and Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements.  Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission.  The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement.  While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws.  These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock code: 00670)

RESIGNATION OF SUPERVISOR
RESOLUTION OF THE SUPERVISORY COMMITTEE
AND
PROPOSED APPOINTMENT OF SUPERVISOR

Resignation of Supervisor

The supervisory committee (the “ Supervisory Committee ”) of China Eastern Airlines Corporation Limited (the “Company”) hereby announces that Mr. Xu Zhao (“Mr. Xu”) will resign as a supervisor (the “Supervisor”) of the sixth session of the Supervisory Committee with immediate effect, due to the nomination to be a director of the Company made by China Eastern Air Holding Limited (中國東方航空集團公司) (“CEA Holding”).

Mr. Xu confirmed that he has no disagreement with the Supervisor Committee and the board of the directors of the Company (the “Board”) and he is not aware of any matters in relation to his resignation that need to be brought to the attention of the shareholders of the Company.

Proposed appointment of Supervisor

Pursuant to the articles of association and the rules for the meeting of the supervisory committee (監事會議事規則) of the Company and as convened by Mr. Yu Faming, the chairman of the Supervisory Committee, the tenth meeting (the “Meeting”) of the Supervisory Committee was held on 11 November 2011. The Supervisors present at the Meeting considered and passed the following resolution:

Considered and approved the nomination of Mr. Xi Sheng (席晟) (“Mr. Xi”) as a Supervisor of the six session of the Supervisory Committee with the same term of service as the current session of the Supervisory Committee (the “Proposed Appointment”); and to submit the Proposed Appointment for consideration in the latest general meeting of the Company.

The biographical details of Mr. Xi are as follows:

Mr. Xi, aged 48, is currently the chief auditor and the head of the audit department of CEA Holding. Mr. Xi served as the deputy head of the foreign affairs department II of the foreign funds utilization and application audit department and the head of the liaison and reception office of the foreign affairs department of the National Audit Office of the People’s Republic of China (“PRC”) and the deputy head of the PRC Audit Institute (中國審計事務所). From November 1999 to July 2004, Mr. Xi served as the head of the fixed assets investment audit department of the National Audit Office of the PRC. From July 2004 to January 2007, Mr. Xi served as the party committee secretary and a special commissioner of the Harbin office of the National Audit Office of the PRC. From January 2007 to September 2009, Mr. Xi served as the head of the personnel and education department of the National Audit Office of the PRC. Since September 2009, Mr. Xi has served as the chief auditor and the head of the audit department of CEA Holding. Mr. Xi is also currently the chairman of the supervisor committee of  Eastern Air Catering Investment Co. Ltd. (東方航空食品投資有限公司), a supervisor of Eastern General Aviation Co. Ltd. (東方通用航空責任公司), Eastern Aviation Import & Export Company (東航進出口有限公司), Shanghai Eastern Airlines Investment Co., Ltd (上海東航投資有限公司), Eastern Travel Investment (Group) Co. Ltd. (東方旅業投資(集團)有限公司), Jinrong Holding Co. Ltd (金戎控股有限責任公司). Mr. Xi graduated from Jiangxi University of Finance and Economics (江西財經大學) with undergraduate education background. He is a senior auditor.

As far as the directors of the Company are aware, save as disclosed in the above, (i) Mr. Xi has not held any other position with the Company and its subsidiaries; (ii) Mr. Xi has not held any other directorship in the last 3 years in public companies the securities of which are listed on any securities market in Hong Kong or overseas; (iii) Mr. Xi has not held any other  major appointments and professional qualifications preceding the date of this announcement; (iv) Mr. Xi does not have any other relationship with any directors, senior management or substantial or controlling shareholders of the Company; and (v) as at the date of this announcement, Mr. Xi does not have, and is not deemed to have, any interest in any shares or underlying shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

Mr. Xi has not entered into any service contract with the Company in the capacity as a proposed supervisor of the Company. The remuneration of Mr. Xi is determined according to the remuneration policy of the Company, his responsibilities and the prevailing market conditions.

Save as disclosed in this announcement, the Board is not aware of any other matters in relation to the appointment of Mr. Xi which are required to be disclosed pursuant to Rules 13.51(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and any other matter that needs to be brought to the attention of the Company’s shareholders.

By order of the Board
中國東方航空股份有限公司
CHINA EASTERN AIRLINES CORPORATION LIMITED
Luo Zhuping
Director and Company Secretary

The directors of the Company as at the date of this announcement are:

Liu Shaoyong	(Chairman)
Ma Xulun	(Director, President, Vice Chairman)
Li Yangmin	(Director, Vice President)
Luo Zhuping	(Director, Company Secretary)
Sandy Ke-Yaw Liu	(Independent non-executive Director)
Wu Xiaogen	(Independent non-executive Director)
Ji Weidong	(Independent non-executive Director)
Shao Ruiqing	(Independent non-executive Director)

Shanghai, the PRC
11 November 2011